Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 13 DATED JUNE 29, 2004

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9 dated May 18, 2004, which superseded and replaced all prior supplements to the Prospectus, and Supplement No. 10 dated May 27, 2004, Supplement No. 11 dated June 9, 2004 and Supplement No. 12 dated June 23, 2004. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of the offering of shares in REIT II;

•	the acquisition of a 14-story office building containing approximately 353,000 rentable square feet in Atlanta, Georgia;

•	the acquisition of a seven-story office building containing approximately 275,000 rentable square feet in Washington, D.C.; and

•	certain information regarding our indebtedness.

Status of the Offering

We commenced our initial public offering of 600 million shares of common stock on December 1, 2003. As of June 28, 2004, we had received aggregate gross offering proceeds of approximately $268.6 million from the sale of approximately 26.9 million shares in our initial public offering. After payment of approximately $5.4 million in acquisition fees, payment of approximately $25.2 million in selling commissions and dealer manager fees and $5.4 million in other organization and offering expenses, as of June 28, 2004, we had raised aggregate net offering proceeds of approximately $232.6 million.

Acquisition of One Glenlake Building

On June 25, 2004, we purchased a 14-story office building containing approximately 353,000 rentable square feet (the “One Glenlake Building”) subject to a ground lease for a purchase price of approximately $80.0 million, plus closing costs. The One Glenlake Building is located on an approximate 3.96-acre parcel of land at One Glenlake Parkway in Atlanta, Georgia. The acquisition was funded with net proceeds raised from this offering and with proceeds from our $350 million line of credit with Bank of America, N.A. The One Glenlake Building, along with the ground lease and the Bond described below, were purchased from One Glenlake, LLC, which is not affiliated with us or Wells Capital, Inc (the “Advisor”).

Fee simple title to the land upon which the One Glenlake Building is located is held by the Development Authority of Fulton County (the “Development Authority”), which issued a Development Authority of Fulton County Taxable Revenue Bond (the “Bond”) totaling $60 million in connection with the construction of the building. Certain real property tax abatement benefits are available to us because the fee simple title to the property is held by the Development Authority. The property tax abatement benefits will expire in 2012. The amount of rent payable under the ground lease (which we owe) and the payments due on the Bond (to which we are entitled) are approximately the same and, therefore, have no net impact on our operating results. We will acquire fee simple title upon exercise of an option to purchase contained in the ground lease. The purchase price will be approximately equal to the amount then due to us under the Bond. We are not likely to exercise the purchase option until the tax abatement benefits expire.

The One Glenlake Building, which was completed in 2003, is leased to Siebel Systems, Inc. (“Siebel”) (approximately 46.1%) and various other office tenants (approximately 41.2%). Approximately 12.7% of the One Glenlake Building is currently vacant.

Siebel, a company whose shares are publicly traded on NASDAQ, is a leading provider of customer relationship management solutions and applications for business intelligence and standards-based integration. Siebel reported a net worth, as of March 31, 2004, of approximately $2.1 billion.

The current aggregate annual base rent for Siebel and the ten additional tenants in the One Glenlake Building is approximately $7.9 million before rental abatements and $6.8 million after rental abatements, all of which expire on or before December 31, 2005. The current weighted average remaining lease term for all tenants in the One Glenlake Building is approximately nine years. Siebel has the right, at its option, to extend the initial term of its lease for two additional five-year periods.

We do not intend to make significant renovations or improvements to the One Glenlake Building in the near term other than standard tenant improvements associated with the leasing of vacant space. We believe the One Glenlake Building is adequately insured.

Acquisition of 80 M Street Building

On June 29, 2004, we purchased a seven-story office building containing approximately 275,000 rentable square feet and a three-level subsurface parking garage containing 296 total parking spaces (the “80 M Street Building”). The 80 M Street Building is located on an approximate 1.04-acre parcel of land at 80 M Street, S.E. in Washington, D.C. The purchase price of the 80 M Street Building was approximately $105.0 million, plus closing costs. The acquisition was funded with net proceeds raised from this offering and with proceeds from our $350 million line of credit with Bank of America, N.A. The 80 M Street Building was purchased from CH Realty II/Navy Yards, L.P., which is not affiliated with us or our Advisor.

The 80 M Street Building, which was completed in 2001, is leased to BAE Systems Applied Technologies, Inc. (“BAE Systems”) (approximately 35%), Technology Management and Analysis Corporation (“Technology Management”) (approximately 16%), Northrop Grumman Corporation (“Northrop Grumman”) (approximately 15%) and various other office and retail tenants (approximately 34%).

BAE Systems is a U.S. corporation and a wholly-owned subsidiary of BAE Systems plc. (“BAE”). BAE, Europe’s largest defense contractor, designs, manufactures and supports military aircraft, surface ships, submarines, space systems, radar, avionics, electronic systems, guided weapons and a range of other defense products. BAE employs more than 90,000 people worldwide. BAE reported a net worth, as of December 31, 2003, of approximately £5.6 billion or $9.9 billion.

Technology Management, a division of Level 3 Communications, Inc., is a leading company in intelligence, surveillance and reconnaissance systems and products, secure communications systems and products, avionics and ocean products, training devices, and space and navigation products. L3 Communications reported a net worth, as of March 31, 2004, of approximately $31 million.

Northrop Grumman, the nation’s second largest defense contractor, provides technologically advanced, innovative products, services and solutions in systems integration, defense electronics, information technology, advanced aircraft, shipbuilding and space technology. With approximately 120,000 employees and operations in all 50 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers. Northrop Grumman reported a net worth, as of March 31, 2004, of approximately $15.9 billion.

The current aggregate annual base rent for BAE Systems, Technology Management, Northrop Grumman and the 13 additional tenants in the 80 M Street Building is approximately $9.9 million. The current weighted average remaining lease term for all tenants in the 80 M Street Building is approximately 7 years. BAE and Northrop have the right, at their option, to extend the initial terms of their leases for two additional five-year periods. Technology Management has the right, at its option, to extend the initial term of its lease for one additional five-year period.

Cottonwood Partners Management, Ltd., which is not affiliated with us or our Advisor, is the current on-site property manager for the 80 M Street Building. We do not intend to make significant renovations or improvements to the 80 M Street Building in the near term. We believe that the 80 M Street Building is adequately insured.

Indebtedness

Following the acquisitions of the One Glenlake Building and the 80 M Street Building, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 55%. Following the acquisition, borrowings under our $350 million credit facility were approximately $275.8 million, and we had approximately $56.7 million in remaining capacity based on the value of our borrowing base properties.